New Gold Announces Appointment of President and CEO

May 9, 2018 – New Gold Inc. ("New Gold" or the "Company") (TSX:NGD) (NYSE American:NGD) has appointed Raymond Threlkeld as the new President and Chief Executive Officer of the Company. Mr. Threlkeld succeeds Hannes Portmann, who has left the company to pursue other opportunities. Mr. Threlkeld will continue as a member of the Board of Directors.

Mr. Threlkeld brings extensive operating and executive leadership experience to the team, highlighted by his strong track record of value creation and his depth of knowledge of New Gold's operating assets. He has been a member of the Board since 2009 and was the Company's Interim Chief Operating Officer from December 2016 to September 2017. Prior to that, Mr. Threlkeld was President and Chief Executive Officer of Rainy River Resources Ltd. through 2013 when it was acquired by New Gold, and from 2006 to 2009, he was President and Chief Executive Officer of Western Goldfields Inc. when it merged with New Gold.

"On behalf of New Gold and the Board of Directors, I would like to thank Hannes for his dedication and significant contributions since joining the company in 2008, and most particularly in bringing the Rainy River Mine into production during his tenure as President and Chief Executive Officer. We wish him great success in his future endeavours," stated Ian Pearce, Chair of the Board.

"Under Ray's leadership, New Gold will continue to focus on delivering steady, operational performance at Rainy River and enhancing our financial flexibility to execute on our capital priorities," added Mr. Pearce. "I look forward to working with Ray as we continue to advance a disciplined approach to both productivity and value creation from our portfolio of long-life assets. We want to ensure that every dollar we generate is applied to the highest-returning opportunity – whether that is building our balance sheet strength or enhancing the ability of our assets to deliver strong and stable returns."

About New Gold Inc.

New Gold is an intermediate gold mining company. The Company has a portfolio of four producing assets in top-rated jurisdictions. The New Afton and Rainy River Mines in Canada, the Mesquite Mine in the United States and the Cerro San Pedro Mine in Mexico (which transitioned to residual leaching in 2016), provide the Company with its current production base. In addition, New Gold owns 100% of the Blackwater project located in Canada. New Gold's objective is to be the leading intermediate gold producer, focused on the environment and social responsibility. For further information on the Company, please visit www.newgold.com.

For further information, please contact:

Julie Taylor
Director, Corporate Communications
and Investor Relations
Direct: +1 (416) 324-6015
TF: 1-888-315-9715
Email: info@newgold.com